Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 8, 2007
Relating to Preliminary Prospectus dated January 25, 2007
Registration No. 333-135174

Securities offered	2,000,000 units, each unit consisting of one share of common stock, one redeemable Class A warrant, and one non-redeemable Class B warrant

Over-allotment option	300,000 units

Nasdaq Capital Market Symbols	COINU, COIN, COINW and COINZ

Estimated price range	Between $5.00 and $6.00 per unit

Underwriters	Paulson Investment Company, Inc.
Investors Capital Corporation
EKN Financial Services, Inc.
     On February 8, 2007, Converted Organics Inc. filed Amendment No. 6 to its Registration Statement on Form SB-2 to update certain disclosures that had been provided in its preliminary prospectus dated January 25, 2007. The following summarizes certain disclosures in the prospectus included in Amendment No. 6 to the Registration Statement that either did not appear in or update the disclosures in the preliminary prospectus dated January 25, 2007. References below to “we,” “us” and “our,” “Converted Organics” or the “Company” refer to Converted Organics Inc. and its wholly owned subsidiary.

COVER PAGE
We revised the fourth paragraph on the cover page of the preliminary prospectus dated January 25, 2007 to specify the exact amount of the bond offering. As revised, the fourth paragraph reads as follows:
     The closing of this offering is contingent upon the concurrent closing of a $17.5 million bond issue of the New Jersey Economic Development Authority, the net proceeds from which, together with a substantial portion of the net proceeds from this offering, will permit us to complete our first organic waste conversion facility in Woodbridge, New Jersey.
PROSPECTUS SUMMARY
This Offering
We revised the first sentence in the second paragraph after the heading “Class A public warrants” on page 2 of the preliminary prospectus dated January 25, 2007 to clarify the timing after which we will be able to redeem the Class A Warrants. The revised sentence reads as follows:
We will have the right to redeem the Class A warrants, beginning six months after the closing of this offering, at a redemption price of $0.25 per warrant at any time after the date on which the closing price of our common stock, as reported on the Nasdaq Capital Market, has equaled or exceeded 170% of the public offering price of the units for five consecutive trading days.
We revised the sentence after the heading “Use of proceeds” on page 3 of the preliminary prospectus dated January 25, 2007 to clarify the use of proceeds. The revised sentence reads as follows:
To purchase capital equipment and pay engineering and design fees for the construction of our first processing line; to pay fees to the technology licensor; and for working capital purposes.
We deleted the word “Proposed” from the heading “Proposed Nasdaq Capital Market Symbols” on page 3 of the preliminary prospectus dated January 25, 2007 to reflect acceptance of the proposed trading symbols.
Concurrent Bond Issue
We revised the subsection entitled “Concurrent Bond Issue” on pages 3-4 of the preliminary prospectus dated January 25, 2007 to reflect that our wholly subsidiary will be the recipient of the bond proceeds, and to reflect the revised terms and conditions of the bond issue. The revised subsection reads as follows:
     The closing of this offering is dependent upon the closing of a $17.5 million bond issue of the New Jersey Economic Development Authority, which bond issue will be conducted on an all-or-none, best-efforts basis and will close, if at all, simultaneously with the closing of this offering. The net proceeds of the bonds will be used by Converted Organics of Woodbridge, LLC, a wholly owned subsidiary of the company, to develop and construct our initial facility in Woodbridge, New Jersey. The 20-year bonds will bear interest at 8.0% and will be secured by a leasehold mortgage and a first lien on equipment at the New Jersey facility and other assets of our subsidiary in favor of the bondholders. In connection with the bond issue, our subsidiary will establish and maintain: (i) a 15-month capitalized interest reserve; (ii) a debt service reserve fund equal to $1.75 million (which amount shall be set aside and not be made available for development of the facility); (iii) a debt service coverage ratio where earnings before interest, taxes, depreciation and amortization (“EBITDA”) will equal two times the principal and interest payable on the bonds; (iv) an operating reserve fund of approximately 60 days’ cash requirements; (v) a lease payment reserve equal to $195,000; and (vi) a maintenance reserve equal to $1.2 million. The bonds also impose the following restrictions: (i) until our subsidiary’s EBITDA exceeds 1.2 times maximum annual debt service as defined in the bond offering documents (“MADS”) for 12 months, we may not pay off our bridge loans, shareholder loans, short-term loans and other current obligations, which obligations totaled approximately $2.8 million at

February 1, 2007, unless the obligations are repaid using the proceeds from equity funding other than this offering or the proceeds from new debt that will also be subject to this restriction; (ii) until EBITDA exceeds 1.5 times MADS over one fiscal year, our subsidiary may not make cash distributions to us; and (iii) until EBITDA exceeds 1.2 times MADS over one fiscal year, we will guarantee our subsidiary’s obligation to repay the bonds.
RISK FACTORS
We deleted the risk factor captioned “We have entered into an engagement letter with the underwriter of the bond issue that imposes substantial conditions on the completion of the concurrent bond offering” on page 11 of the preliminary prospectus dated January 25, 2007 because all except the last sentence was no longer material. We revised the risk factor captioned “Our agreements with our bond investors may hinder our ability to operate our business by imposing restrictive loan covenants, which may prohibit us from paying dividends or taking other actions to manage or expand our business” on pages 9-10 of the preliminary prospectus dated January 25, 2007 to describe an additional limitation that the loan covenants could place on our ability to operate and to incorporate the last sentence of the deleted risk factor, which appears now as the last sentence of the revised risk factor. The revised risk factor reads as follows:
     The closing of this offering is contingent upon our obtaining industrial revenue bond financing in connection with the construction of our first facility in Woodbridge, and we plan to obtain similar financing in connection with the construction of our additional facilities. The agreements entered into in connection with the debt financing for these facilities and our resulting debt load could place limitations on our ability to operate including our ability to:
•	repay existing indebtedness and incur additional indebtedness;

•	pay dividends;

•	make certain types of investments;

•	create liens on our assets;

•	utilize the proceeds of asset sales; and

•	merge, consolidate or sell all or substantially all of our assets.
These restrictions may impair our ability to obtain additional equity capital, refinance all or a portion of our debt, or raise funds through asset sales, all of which could adversely affect our ability to operate our facility or facilities. In addition, we cannot assure you that we will be able to comply with all of these requirements or the financial covenants associated with our bond financing, or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.
USE OF PROCEEDS
We replaced the fourth through eleventh paragraphs of the section entitled “USE OF PROCEEDS” on pages 15-16 of the preliminary prospectus dated January 25, 2007 with the following paragraphs to update our proposed uses of the proceeds from the equity offering:
     The balance of this equity offering, approximately $4.48 million, will be used for the development of additional facility sites, as well as general and administrative costs, including salaries, accounting and legal fees, rent and other facilities expenses, the payment of $202,000 in fees to International Bio-Recovery Corporation (“IBRC”), the licensor of technology to be used in our Woodbridge facility, and other working capital expenses.

     The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category of uses to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.
PLAN OF OPERATION
We revised the second paragraph of the "PLAN OF OPERATION" subsection entitled “Introduction” on page 19 of the preliminary prospectus dated January 25, 2007 to update our description of the debt offering. As revised, the second paragraph reads as follows:
     This offering is dependent upon the closing of an offering of tax-exempt New Jersey Economic Development Authority Solid Waste Revenue Bonds in the principal amount of $17.5 million, which debt offering will close simultaneously with the closing of this offering. The proceeds of the bonds will be used to develop and construct our initial facility in Woodbridge. The 20-year bonds will bear interest at 8.0% annually and will be secured by a leasehold mortgage and a first lien on equipment and other assets at the New Jersey facility in favor of the bondholders. The borrower under the bond issue will be Converted Organics of Woodbridge, LLC, a New Jersey limited liability company of which we are the sole member. Converted Organics of Woodbridge, LLC will develop and operate the New Jersey facility.
We added a sentence at the end of the second paragraph of the subsection entitled “Development Period” on pages 19-20 of the preliminary prospectus dated January 25, 2007 to reflect restrictions imposed by our bonds. The new sentence reads as follows:
Our bonds prohibit repayment of these obligations until our subsidiary’s EBITDA exceeds 1.2 times MADS for 12 months, unless these obligations are repaid using the proceeds of equity funding other than this offering or the proceeds from new debt that will also be subject to this restriction.
We revised the fourth paragraph of the subsection entitled “Liquidity and Capital Resources” on pages 21-22 of the preliminary prospectus dated January 25, 2007 to update information about our plans to repay certain obligations. As revised, the fourth paragraph reads as follows:
     Subsequent to the closing of this offering and the concurrent bond issue, we plan to pay approximately $202,000 of fees to a technology licensor. Under the terms of the bonds, until our subsidiary’s EBITDA exceeds 1.2 times MADS for 12 months, we may not pay approximately $2.8 million in current liabilities, including payment of principal and interest to certain bridge lenders, repayment of shareholder loans and short-term loans and other current obligations, unless the obligations are repaid using the proceeds of equity funding other than this offering or the proceeds from new debt that will also be subject to this restriction. Other than payment of these current liabilities, our principal commitments will then consist of approximately $17.5 million of the New Jersey Economic Development Authority bonds, involving annual payments of approximately $1.4 million of interest only until 2012 and thereafter approximately $2.05 million in principal and interest until maturity in 2027, and our 10-year lease (with one 10-year option) for the Woodbridge facility site calling for initial monthly payments of $32,500 subject to annual increases after the first five years. During years 2 through 10 of the lease, we will pay an additional $45,401 per month for the cost of the buildout of the space. In addition, we estimate we will spend approximately $14.6 million to build the Woodbridge facility.
RELATED PARTY TRANSACTIONS
We revised the first paragraph of the section entitled “RELATED PARTY TRANSACTIONS” on page 42 of the preliminary prospectus dated January 25, 2007 to clarify certain obligations to named officers, directors and consultants. As revised, the first paragraph reads as follows:

     As payment for compensation accrued and not paid since April 1, 2006 and expenses incurred but not reimbursed since April 1, 2006, we intend to pay in the future, out of available cash, a total of $300,000 to the following executive officers, directors and consultants, each of whom will receive $50,000: Edward J. Gildea, Thomas R. Buchanan, John A. Walsdorf, John P. Weigold, William A. Gildea and John E. Tucker.
DESCRIPTION OF SECURITIES
We revised the first sentence of the second paragraph of the subsection entitled “Class A Warrants” on page 43 of the preliminary prospectus dated January 25, 2007 to clarify when we will be able to redeem the Class A Warrants. As revised, the first sentence reads as follows:
     Redemption. We will have the right to redeem the Class A warrants, beginning six months after the closing of this offering, at a price of $0.25 per warrant, after providing 30 days prior written notice to the Class A warrantholders, at any time after the closing price of our common stock, as reported on Nasdaq, equals or exceeds $                    , which is 170% of the public offering price of the units, for five consecutive trading days.
We revised the sixth sentence of the subsection entitled “Securities Issued in Connection with Bridge Loans” on page 45 of the preliminary prospectus dated January 25, 2007 to update information about the bridge loans. As revised, the fifth sentence reads as follows:
As of February 7, 2007, we had entered into amendments of bridge notes totaling $843,000 extending the January 19, 2007 due date to March 19, 2007; we expect to enter into the same amendment of notes representing the remaining $672,000 of bridge loans prior to the closing of this offering.
We added a second paragraph to the subsection entitled “Securities Issued in Connection with Bridge Loans” on page 45 of the preliminary prospectus dated January 25, 2007 to update information about the bridge loans. The new paragraph reads as follows:
     We will not pay principal or interest on the bridge loans until the earlier of (i) the date our subsidiary’s EBITDA exceeds 1.2 times MADS for 12 months, unless we use the proceeds from equity funding other than this offering or the proceeds of new debt that will also be subject to this restriction; (ii) the date we have raised new debt subordinated to the bonds or have raised equity other than this offering, the proceeds of which exceed the amount of principal and interest to be repaid; (iii) a date agreed to among us, HCF and the bridge lenders; (iv) the date that HCF provides us with a bank stand-by letter of credit for up to $1.665 million, which we may draw upon within 30 days after one year from the closing of this offering in an amount that exceeds the principal and interest to be paid to HCF and the bridge lenders; or (v) a date agreed to by the holder or holders of the bonds.
SHARES ELIGIBLE FOR FUTURE SALE
We revised the sixth sentence of the subsection entitled “Bridge Securities” on page 48 of the preliminary prospectus dated January 25, 2007 to update information about the bridge loans. As revised, the sixth sentence reads as follows:
As of February 7, 2007, we had entered into amendments of bridge notes totaling $843,000 extending the January 19, 2007 due date to March 19, 2007; we expect to enter into the same amendment of notes representing the remaining $672,000 of bridge loans prior to the closing of this offering.
We deleted the last sentence of the subsection entitled “Bridge Securities” on page 48 of the preliminary prospectus dated January 25, 2007 to correct the disclosure.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a written preliminary prospectus related to the offering may be obtained when available from the Company (7A Commercial Wharf West, Boston, MA 02110, (617) 624-0111).
To review a filed copy of our current registration statement, please visit the following site: www.sec.gov/Archives/edgar/data/1366340/000095013507000324/0000950135-07-000324-index.htm